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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securties Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/00 (MM/DD/YY) AND ENDING 2/28/01 (MM/DD/YY)

RECEIVED OCT 18 2002

A. REGISTRANT IDENTIFICATON

NAME OF BROKER-DEALER:

Countrywide Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1515 Walnut Grove Avenue
(No. and Street)

Rosemead	CA	91770-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Hively — **(818) 225-3574**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 01 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

1000 Wilshire Blvd., Suite 300	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.*

OATH OR AFFIRMATION

I, Steven E. Hively, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Countrywide Investment Services, Inc., as of February 28, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Financial Officer

Title

[signature]

Notary Public

AMY J. WINKLER
Commission # 1348159
Notary Public - California
Los Angeles County
My Comm. Expires Mar 24, 2006

This report ** contains (Check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Countrywide Investment Services, Inc.

We have audited the accompanying statement of financial condition of Countrywide Investment Services, Inc. (a wholly owned subsidiary of Countrywide Credit Industries, Inc.) as of February 28, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Countrywide Investment Services, Inc. as of February 28, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
April 17, 2001

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

COUNTRYWIDE INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF FINANCIAL CONDITION

February 28, 2001

ASSETS

Cash	$1,200,000
Other deposits	50,000
Property, equipment and leasehold improvements, at cost – net of accumulated depreciation and amortization	48,492
Prepaid expenses	90,783
Other assets	26,993
Total assets	$1,416,268

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 41,068
Due to Parent	750,485
Total liabilities	791,553
Shareholder's equity	
Common stock authorized, 1,000 shares of $1.00 par value; issued and outstanding, 1,000 shares in 2000	1,000
Additional paid-in capital	1,249,000
Accumulated deficit	(625,285)
Total stockholder's equity	624,715
Total liabilities and stockholder's equity	$1,416,268

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF OPERATIONS

Year ended February 28, 2001

Revenues	
Commission, fees and other income	$ 9,354
Interest earned	38,584
Total revenues	47,938
Expenses	
Salaries and related expenses	657,761
Professional expenses	132,652
Occupancy expenses	36,051
Office expenses	114,924
Marketing expenses	19,251
Other operating expenses	6,726
Total expenses	967,365
Loss before income taxes	(919,427)
Income tax benefit	(298,444)
NET LOSS	$(620,983)

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended February 28, 2001

	Number of Shares	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance at February 29, 2000	1,000	$1,000	$ 149,000	$ (4,302)	$ 145,698
Capital contribution from Parent	-	-	1,100,000	-	1,100,000
Net loss for the year	-	-	-	(620,983)	(620,983)
Balance at February 28, 2001	1,000	$1,000	$1,249,000	$(625,285)	$ 624,715

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

STATEMENT OF CASH FLOWS

Year ended February 28, 2001

Cash flows from operating activities:	
Net loss	$ (620,983)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	1,731
Increase in prepaid expenses	(90,783)
Increase in other deposits	(50,000)
Increase in other assets	(27,264)
Increase in accounts payable	41,068
Increase in due to parent	746,183
Net cash (used) by operating activities	(48)
Cash flows from investing activities:	
Purchase of property, equipment and leasehold improvements	(49,952)
Cash flows from financing activities:	
Capital contribution from Parent	1,100,000
Net increase in cash	1,050,000
Cash at beginning of year	150,000
Cash at end of year	$1,200,000

The accompanying notes are an integral part of this statement.

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

NOTES TO FINANCIAL STATEMENTS

February 28, 2001

NOTE A - GENERAL INFORMATION AND ACCOUNTING POLICIES

Countrywide Investment Services, Inc. (the "Company") was approved to be a licensed broker-dealer with the National Association of Securities Dealers on July 12, 2000. The Company is engaged primarily in asset management, mutual funds and trading in securities. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a wholly-owned subsidiary of Countrywide Credit Industries, Inc. (the "Parent"). The Company was incorporated in the state of California on November 9, 1999. On May 30, 2000, the Company changed its name to Countrywide Investment Services, Inc.

A capital contribution of $1,100,000 was made by the Parent, representing additional paid-in capital to cover first year start up cost, operational expenses and to meet NASD minimum net capital requirements. Certain, management, facilities and other expenses are currently being paid by the Parent.

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting items appearing herein are consistent in all material respects with that Rule.

The Parent and its subsidiaries, including the Company, have elected to file consolidated federal and combined state income and franchise tax returns. The policy of the Parent is for each member of the consolidated group to recognize tax expense or benefit based on that member's financial statement income or loss. The income tax asset or liability generated by the Company as well as payments thereof, are reflected in the intercompany accounts.

NOTE B - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). The required ratio for a new member broker dealer in the first twelve months of operation requires that the net capital shall not exceed 8 to 1. At February 28, 2001, the Company had net capital of $457,471, which was $358,405 in excess of required net capital.

NOTE B - REGULATORY REQUIREMENTS - Continued

The Company is exempt from the provisions of Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exception appearing in paragraph (k)(2)(I) of that Rule. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Countrywide Investment Services, Inc.

We have audited the financial statements of Countrywide Investment Services, Inc. as of and for the year ended February 28, 2001, and have issued our report thereon dated April 17, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Countrywide Securities Corporation, which are presented in the preceding section of this report. The supplementary information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Los Angeles, California
April 17, 2001

Suite 300
1000 Wilshire Blvd.
Los Angeles, CA 90017-2464
T 213.627.1717
F 213.624.6793
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

February 28, 2001

Total stockholder's equity qualified for net capital		$ 624,715
Deductions and/or charges		
Nonallowable assets:		
Prepaids	$ 90,783	
Furniture, equipment, and leasehold improvements, net	76,461	(167,244)
Net capital before haircuts on securities positions		457,471
Haircuts on securities positions		-
Net capital		$ 457,471
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to Parent	$ 750,485	
Accounts payable	41,068	
Assets with a credit balance	975	$ 792,528
Total aggregate indebtedness		$ 792,528
Computation of Basic Net Capital Requirement		
Minimum dollar net capital required		$ 5,000
Minimum net capital required (ratio 8 to 1)		99,066
Minimum net capital required		$ 99,066
Excess net capital		$ 358,405
Excess net capital at 1000 percent		$ 378,218
Ratio: Aggregate indebtedness to net capital		1.73
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of February 28, 2001)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 457,471
Nonallowable assets erroneously reported as equity - audit adjustment		101,772
Stockholder's equity erroneously reported as nonallowable assets - audit adjustment		(101,772)
Net capital reconciled to audited report		$ 457,471

There are no material differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 as of February 28, 2001.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Grant Thornton

Accountants and Management Consultants

Board of Directors
Countrywide Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Countrywide Investment Services, Inc. (the Company), for the year ended February 28, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Los Angeles, California
April 17, 2001

Financial Statements and Report of
Independent Certified Public Accountants

COUNTRYWIDE INVESTMENT SERVICES, INC.
(A wholly-owned subsidiary of
Countrywide Credit Industries, Inc.)

February 28, 2001